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DESCRIPTION OF ISSUANCE, TRANSFER, AND REDEMPTION PROCEDURES FOR VARIABLE LIFE
INSURANCE CONTRACTS ISSUED BY MONY LIFE INSURANCE COMPANY OF AMERICA.

This document sets forth the administrative procedures, as required by Rule 6e-3
(T) (b) (12) (iii) that will be followed by MONY Life Insurance Company (`the Company") in connection with the issuance of its variable life insurance contract ("Contract"), and acceptance of payments thereunder, the transfer of assets held thereunder, and the redemption by owners of the Contracts ("Owners) of their interests in the contracts. Capitalized terms used herein have the same definition as in the prospectus for the Contract that is included in the current registration statement on Form N-6 for the Contract (File No. 333-06071)as filed with the Securities and Exchange Commission ("Commission" or "SEC").

Procedures Relating to Purchase and Issuance of the Contracts and Acceptance of Premium Payments

Offer of the Contracts, Application, and Issuance

Offer of Contracts. The Contracts are offered and issued for flexible premium payments and insurance charges pursuant to underwriting standards in accordance with state insurance laws. Insurance charges for the Contracts are not the same for all Owners selecting an initial Insurance Amount. Insurance is based on the principle of pooling and distribution of mortality risks, which assumes that each Owner incurs charges commensurate with the Insured's mortality risk as actuarially determined using factors such as age, sex, and rate class of the Insured. Uniform charges for all Insureds would discriminate unfairly in favor of those Insureds representing greater risk. Although there is no uniform charge for all Insureds, there is a uniform charge for all Insureds of the same rate class, characteristic, age, and sex and same Initial Insurance Amount. (Age is determined by reference to the Insured's near birthday.)

Application. Persons wishing to purchase a Contract must complete an application and submit it to the Company through an authorized agent who is also a registered representative of a broker-dealer having a selling agreement with the principal underwriter for the Contract. The application must specify the name of the Insured and provide certain required information about the Insured. The application must also specify an initial purchase payment or an Initial Insurance Amount, and name a Beneficiary. Before an application will be deemed complete so that underwriting can proceed, the application must include the applicant's signature and the Insured's date of birth and signed authorization for the insurance. The amount of the initial purchase payment selected is determined by reference to the Initial Insurance Amount requested, and must at least equal the minimum amount of $10,000.

Receipt of Application and Underwriting. Upon receipt of a completed application in good order, the Company will follow either guaranteed or simplified underwriting or fully underwriting procedures for life insurance designed to determine whether the proposed insured is insurable. This process may involve such verification procedures as medical examinations and may require that further information be provided about the proposed Insured before a determination can be made. The underwriting process determines the rate class to which the Insured is assigned if the application is accepted. The Company currently places Insureds in the following rate classes: male or female; smoker or nonsmoker, and preferred, standard or substandard rate class. This original rate class applies to the Initial Insurance Amount. The rate class may change upon an increase in the Insurance Amount.

Currently, the Company has three basic underwriting procedures: guaranteed, simplified and fully underwritten.

Guaranteed issue (called "GI" for marketing purposes) involves no separate medical examination. It is available for cases with a minimum of 10 lives aged 18 through 70 with a minimum Target Death Benefit per policy of $100,000 and a minimum specified amount of $100,000. Simplified issue (called " SI" underwriting for marketing purposes) initially involves no separate medical examination. It is available for cases with a minimum of 10 lives aged 18 - 70 with a minimum Target Death Benefit of $100,000 and a minimum specified amount of $100,000. The Company's underwriting department will perform an MIB inquiry on each underwritten life. The initial basis for underwriting evaluation will be the application for life insurance and appropriate attending physicians reports. An attempt is made to price the risk based upon the information from these sources. The Company reserves the right to ask for additional medical underwriting requirements (such as a Medical Exam, EKG's etc) in order to properly evaluate the

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risk. The process for issue, not issued as applied for or decline is identical to Full Underwriting and is discussed in the following paragraph.

Full Underwriting is the typical industry designation for its routine amount and age driven underwriting requirements. The Application for life insurance, the MIB, the medical underwriting requirements routinely called for predicated upon the proposed insured's age and the amount of life insurance under consideration. Medical exams, blood/urine tests, EKG's, Consumer Investigative Reports may be ordered. All such requirements are set forth in the Company's underwriting procedures manual. Upon satisfactory underwriting review a Contract in the amount and in the risk class applied for will be issued. See "Issuance of Contracts", below. If the application does not meet the Company's underwriting criteria for the Contract applied for, but it still meets the Company's criteria for Contract issuance, the Company may issue a Contract on terms other than as applied for. In this instance, the Company will send an adverse underwriting action letter [in accordance with state laws]. If the application does not meet the Company's underwriting criteria for Contract issuance, the application will be declined and a declination letter will be sent to the applicant [in accordance with state laws] explaining why the application was declined.

A Life Insurance Binder Agreement is available for use as a receipt of premium and to effect coverage prior to the issuance of any policies. It is designated to provide a specific amount of coverage for a limited period of time. Typically, this coverage will not exceed $2,000,000 per proposed insured nor will it usually extent beyond 120 days. If the Insured dies before the Contract is issued, the temporary insurance coverage amount [subject to satisfactory claims review and approval] will be paid to the Beneficiary named in the application.

Applications may be submitted either with or without premium payments. Assuming the application is otherwise in good order, processing of the application and underwriting will commence, as described above, regardless of whether purchase payments are submitted.

A completed application and the initial purchase payment must be received at the Company's Operations Center and determined to be in good order before the Company will issue a Contract.

The Company reserves the right to reject an application for any reason permitted by law. If an application is rejected, any purchase payment received will be returned, without interest.

The Company will participate in the exchange of an existing life insurance contract for a Company Contract, which exchange would qualify under the Internal Revenue Section Code Section 1035 as a tax-free exchange, as long as all proper disclosure and replacement forms have been completed.

Issuance of Contract. When the underwriting process has been completed, and the application has been approved, the Policy is issued. The Policy Date will be the date requested by the owner on the application or the date the application was signed. The Policy Date is used to determine the policy anniversary, policy years and the monthly anniversary day which are significant for such things as when monthly charges are assessed, the number of transfers per Contract Year, etc.

Policy Backdating - Backdating will be allowed to save age and align policy dates. Backdating will be subject to the normal rules (6 months from application date, 3 months from application date in Ohio). If the policy is backdated, the initial scheduled premium payment will include sufficient premium to cover the extra charges the back dated period. Backdating prior to product introduction is not allowed.

Additional Premium Payments

Additional premium payments may be made at any time subject to the following conditions: 1) the minimum Scheduled Premium is $100.00, 2) the minimum Unscheduled Premium is $250.00. Total purchase payments paid in a Contract Year may not exceed guideline premium limitations for life insurance set forth in the Internal Revenue Code. If at any time a purchase payment is paid that would result in total purchase payment exceeding limits established by law to qualify a Contract as a life insurance policy, the Company will only accept purchase payments

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that would make total purchase payments equal at most the maximum amount that may be paid under the Contract. The Company may either refuse the entire purchase payment, or refund the excess purchase payment. The Company also reserves the right to require satisfactory evidence of insurability before accepting any additional purchase payment that increases the death benefit by more than it increases the Account Value. See section below entitled "Overpayments and underpayments" for refund procedures on overpayments.

Crediting Premium  Payments

Crediting Initial Purchase Payment. If a premium payment is submitted in connection with an application, and the applicant elects that some or all of it be allocated to the Guaranteed Interest Account (GIA) and invested the date they are received. Once the free look ends, the premiums received will be allocated to the GIA and/or sub-accounts based upon the Owner's instructions. The Company will accept premium payments only by check or wire transfer. All checks and wires must be sent to the Company's lock box pursuant to instructions given to the selling broker-dealer relating to address, bank routing and other information.

Crediting Additional Premium Payments. Additional premium payments via check or wire may be sent to the Company's Operation Center. The premium will be placed in and credited to the Sub-account(s), as directed by the Owner, on the date received by the Company at its Operations Center, or on the next Valuation Date if the date received is not a Valuation Date. A Valuation Date is the date at the end of a Valuation period when each Variable Sub-Account is valued. A valuation Period is the period between one calculation of an Accumulation Unit value and the next calculation. Normally, Accumulation Units are calculated daily when the New York Stock Exchange is open for trading and the Company is open for business.

Overpayments and Under payments. In accordance with industry practice, the Company will establish procedures to handle errors in initial and additional premiums to refund overpayments and collect underpayments. The Company will issue a refund check for any overpayment in excess of the Guideline Premium amount. In the case of underpayment, if the Surrender Value on a Monthly Anniversary Day is less than the total of monthly deductions due on that day, the Contract will be in default and a grace period will begin. The Company will notify the owner of the required purchase payment that must be paid before the end of the grace period.

Premium Payment During a Grace Period and Premium Payments Upon Reinstatement.

Grace Period: On a Monthly Anniversary Day, if the Account Value less any outstanding debt is less than the Monthly Deduction Amount due on that date, the Contract will be considered insufficient and the grace period will begin. The grace period will end 61 days after the date on which the Company mails a lapse pending notice stating the amount required to be paid during the grace period to the Owner's last know address. The Contract does not lapse, and the insurance coverage continues, until the expiration of this grace period. Failure to submit a sufficient purchase payment within the grace period will result in lapse of the Contract without value or benefits payable.

Reinstatements: A Contract that lapses without value may be reinstated at any time within five (5) years after the Monthly Anniversary Day immediately before the start of the grace period. The Company will need a completed application for reinstatement, evidence of the Insured's insurability satisfactory to the Company, payment of the unpaid balance of the monthly deductions provided for coverage during the grace period, an amount sufficient to keep the policy inforce for at least three (3) months from the reinstatement date, payment or reinstatement of any debt against the policy which existed on the expiration of the grace period, payment of the amount of loan interest which will be accrued to the next policy anniversary (if any outstanding debt is reinstated), and payment of a $150 reinstatement fee.

The Reinstatement date will be the Monthly Anniversary Day that coincides with or immediately precedes the date the application for reinstatement is approved by the Company.

Allocations of Net Purchase Payments Between the Variable Account and the Fixed Account.

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The Variable Account. An Owner may allocate net purchase payments to one or more of the Sub-Accounts of the Variable Account. The Variable Account currently consists of 56 Sub-Accounts. The assets of the Sub-Accounts are owned by the Company and are kept separate from the general account assets and other separate accounts. The assets are used to purchase shares of a designated corresponding investment portfolio that is an open-end diversified management investment company registered under the Investment Company Act of 1940. Sub-Accounts may be added, deleted. And or consolidated from time to time

Then an Owner allocates an amount to a Sub-Account (either by net purchase payment allocation, transfer of Account Value, or repayment of a loan), the Contract is credited with Units in that Sub-Account. The Company determines the number of Units by dividing the dollar amount allocated or transferred to the Variable Sub-Account by the Sub-Account's Unit value for that Valuation Date.

Unit Value. A Unit value varies to reflect the investment experience of the underlying Fund, and may increase or decrease from one Valuation Date to the next. The Company arbitrarily set the Accumulation Unit Value for each Variable Sub-Account at $10.00 when it established the Sub-Account. For each Valuation Period after the date of establishment, the Company determines the Unit value by multiplying the Unit value for a Sub-Account for the prior Valuation Period by the net investment factor for the Variable Sub-Account for the Valuation Period.

The Fixed Account. The Guaranteed Interest Account (GIA) is part of the Company's general account. The owner may also allocate net purchase payment to the GIA, which provides a guaranteed annual interest rate of 4%. The Company may use different rates of interest for different portions of the account value in the GIA. Each time an Owner allocates premium payments or Account Value to the GIA, the Company established a separate Sub-Account for a specific Guarantee Period of one year.

Allocations Between the Variable Account and the Fixed Account.

General. In the application, the Owner specifies the percentage of premium payments to be allocated to the GIA and/or each Sub-Account of the Variable Account. The percentage of each premium payment that may be allocated to any Sub-Account must be a whole number, and the sum of the allocation percentages must be 100%. Such allocation percentages may be changed at any time by the Owner submitting a satisfactory notice to the Company's Operations Center.

Allocations During the Free-Look Period. During the free -look period, all premium payments will be placed in the GIA.

Allocation after the Free-Look Period. Unless other wise specified by the Owner, additional premium payments received after the free-look period expires will be credited and allocated to the GIA and/or sub-accounts in accordance with the allocation percentages in effect on the valuation day the premium payment is received at the Company's Operations Center.

Loan Repayments and Interest Repayments.

Repaying Loans. The Owner may repay all or part of the outstanding Debt at any time while the Contract is in force and the Insured is living. (Debt is the sum of all outstanding loans plus any accrued and unpaid loan interest.). There is no minimum loan repayment. If the grace period has expired and the Contract has terminated, any Debt that exists at the end of the Grace Period may not be repaid unless the Contract is reinstated.

Interest on Loan Account. Interest on loans accrues daily at the Loan Interest Rate Shown in the policy. It is due on each Contract anniversary until the outstanding debt is repaid. If loan interest is not paid when due, it will be added to the amount of the outstanding debt.

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TRANSFER PROCEDURES

After the free-look period, the Owner may direct that Account Value under the Contract be transferred from one Sub-Account to another. In any Contract year the Owner may make an unlimited number of transfers; however, the Contract provides for a maximum $25.00 charge for transfers among the Sub-Accounts if more that 12 transfers take place in a Contract Year. Currently, this fee is being waived by the Company. For purposes of the transfer fee, each transfer request is considered one transfer, regardless of the number of Sub-Accounts affected by the transfer. Any unused "free" transfers do not carry over to the next Contract Year. Transfers will be effective on the Valuation Date that coincides with or next follows the date the request is received in the Company's Operation Center.

There is no minimum amount required for a transfer and there is no minimum amount required to remain in a given sub-account after a transfer.

The Company reserves the right to limit, upon notice, the maximum number of transfers an owner may make per calendar month or per Contract year.

Transfers to the GIA - There is no minimum or maximum to money being transferred to the GIA.

Transfers out of the GIA - A transfer of account value from the GIA to any of the sub-accounts may be made once per contract year. A request for such transfer must be received at the Company's Operations Center on or within 30 days after an anniversary. The Company will reject any part of a transfer from the GIA if that part would exceed the greater of:

     (a) 25% of the account value held in the GIA on the date the transfer would take effect OR
     (b) $5,000

A transfer transaction that does not involve the GIA will be effective on the Valuation Date that coincides with , or next follows the date the request is received at the Company's Operations Center. A transfer transaction which does involve the GIA will be effective on (a) the policy anniversary or (b) if later, the Valuation Date that coincides with or next follows the date the request is received at the Operations Center.

Optional Transfer Programs

Dollar Cost Averaging : Under the Company's optional Dollar Cost Averaging (DCA) program, the Owner may avoid applying large premium payments during market highs by allowing the policy holder to make automatic transfers of the funds in the Money Market into any of the other sub-accounts on a monthly or quarterly basis subject to certain limitations. The Owner may elect this option at any time before Contract proceeds are applied to a Settlement Option by sending a completed DCA form to the Company. The Owner may specify a specific number of transfers of a specified dollar amount or a total dollar amount to be transferred. The minimum transfer amount is $250.00 and the minimum amount in the Money Market is $5,000. DCA transfers may not begin until after the free-look period ends.

Transfers will be made on the 10th day of each month (for monthly frequency) or on the 10th day of the last month of each calendar quarter (for quarterly frequency) unless the 10th is not a Valuation Date. Then the Company will make the transfer on the next following Valuation Date. Once elected, dollar-cost averaging remains in effect from the date the Company receives the Owner's request until the Owner surrenders the Contract, the value of the Sub- Account from which transfers are being made is depleted, or until the Owner cancels the program by Satisfactory Notice. There is no additional charge for dollar-cost averaging, and transfers under this program are not considered transfers for purposes of assessing the transfer charge. The Owner will receive a confirmation statement documenting DCA activity. The Company reserves the right to discontinue this program at any time and for any reason. Dollar-cost averaging may not be elected while an Owner participates in the systematic partial withdrawal program.

Automatic Rebalancing: Under the Company's optional Automatic Rebalancing (AR) program, the owner may elect to maintain the specified percentages of account values in the various sub-accounts over time subject to certain limitations. The Owner may elect this option at any time before Contract proceeds are applied to a Settlement Option by sending a completed AR form to the Company. Account values will be rebalanced to match the sub-

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account scheduled premium allocation percentages specified for new premiums. The
Guaranteed Interest Account (GIA) is not available for Automatic Rebalancing. AR transfers may not begin until after the free-look period ends.

Transfers will be made on the 10th day of each calendar quarter unless the 10th is not a Valuation Date. Then the Company will make the transfer on the next following Valuation Date. Once elected, dollar-cost averaging remains in effect from the date the Company receives the Owner's request until the Owner surrenders the Contract, the value of the Sub- Account from which transfers are being made is depleted, or until the Owner cancels the program by Satisfactory Notice.

There is no additional charge for automatic rebalancing and transfers under this program are not considered transfers for purposes of assessing the transfer charge. The Owner will receive a confirmation statement documenting rebalance activity. The Company reserves the right to discontinue this program at any time and for any reason.

REDEMPTION PROCEDURES

"Free-Look" Provision
The Contract provides for an initial free-look right during which an Owner may elect to return the Contract and receive a refund of the premiums paid within the later of 45 days after the completion of Part 1 of the application, 10 days after the receipt of the policy, or within 10 days after mailing or personal delivery of a notice as to the availability of the free look provision. This will be completed upon satisfactory notice received by the Company's Operations Center.

The 10 day period may be longer in certain states because of their requirements regarding the free look provision.

Surrenders
The policy may be surrendered at any time for it's Cash Value less any outstanding debt by providing the Company with a completed Surrender form. The Company will not charge a fee to surrender.

The Surrender Value on any Valuation Date is the Account Value plus any cash value enhancement.

Partial Surrender
After the first contract year, the owner may request a partial surrender. The partial surrender can be made for any amount of at least $500. A partial surrender request will not be processed if it results in a reduction of the Specified Amount below $50,000 or Target Death Benefit below $100,000 or if it results in a remaining account value, reduced by debt, of less than $500.

The Company reserves the right to limit the number of partial surrenders to 12 during a Contract year.

A partial surrender fee equal to the lesser of (a) $25 and (b) 2% of the amount of the partial surrender will apply to each partial surrender. The amount of the partial surrender, plus the partial surrender fee, will be deducted prorata from the sub-accounts and GIA on the date of the partial surrender. The partial surrender fee is retained by the Company.

Effect of Partial Surrenders on Death Benefits. A partial surrender does not affect the base specified amount but the target death benefit is reduced by the same amount as the partial surrender amount.

Lapses
If the Surrender Value on a Monthly Processing Date is less than the monthly changes, a 61 day grace period is allowed for the payment of sufficient purchase payment to keep the Contract in force. The grace period begins on the date when a notice is sent to the Owner. The notice will state the minimum amount of premium required to keep

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the Contract in force and the date by which the payment must be paid. The
Contract will terminate with no value unless this payment is made.

Monthly Deductions

On each Monthly Anniversary Day, deductions will be made from the Guaranteed Interest Account (GIA) and/or each sub-account in the same proportion that the Account Value is allocated. The Monthly Deduction Amount may include:

         The Cost of Insurance Charge (COI)
         The Asset Charge
         The cost of any additional benefits provided by a rider
         The administration charge
         The Mortality and Expense (M&E) risk charge


Cost of Insurance charge: The cost of insurance charge is the actual monthly charge that the Company deducts from an Owner's Account Value. It will not exceed the Guaranteed Maximum Monthly Cost of Insurance Charge. This charge is calculated as a percentage of Account Value on the date of deduction and depends on a number of variables including age and rate class of the insured. On the Contract Date, and monthly thereafter, the Company deducts the current cost of insurance charge in proportion to the Sub-Account in which an Owner is invested.

The cost of insurance charges will vary from Contract to Contract. However, the company will apply any charge it makes on a uniform basis for Insureds of the same risk class and attained age.

Asset-Based Charges. Asset-based charges are deducted from the account value each month on the Monthly Anniversary Day. These charges vary with premium paid into the contract during the first ten (10) contract years and are level after the tenth Contract year regardless of premium paid. The maximum total asset charge that will apply to a policy will not exceed 100 basis points. Withdrawals (part surrenders) reduce the premium paid for determining applicable asset charges. Asset-Based Charges apply to the general account as well as separate account values. Asset-Based charges will also apply to any Loan Account Value (if an Owner has not taken a loan, then no charges will be assessed.)

Monthly Administration Charges:
The Company charges a monthly administration charge of $7.50 per policy for all policy years. In addition, there is an additional monthly charge of $5.00 per month for Medically Underwritten policies or $3.00 per month for Guaranteed Issue policies. This additional charge is applicable for the first three policy years. The monthly administration charge is deducted on each Monthly Anniversary Day.

Mortality & Expense Charges:
The Company charges a monthly Mortality & Expense (M&E)risk charge. For the first ten (10) policy years, this charge is .05% per month of Account value allocated to Variable Account. After the tenth policy year, the charge is expected to be reduced to .025% per month of Account Value. A reduction to the annual rate of .45% of Account Value is guaranteed. The M&E charge is deducted on each Monthly Anniversary Day. This charge is not assessed against the account value in the Guaranteed Interest Account nor to amounts in the loan account.

Death Benefit

Payment of Death Proceeds. The Contract provides for payment to the designated Beneficiary upon the Company's receipt of due proof of the death of the Insured while the Contract is in force. The amount payable will be the greater of the Target Death Benefit and Base Death Benefit less any debt due to the company and

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         any due and unpaid monthly deductions including the deductions for the month of death

The Beneficiary decides how he or she wishes to receive the Death Proceeds. The Beneficiary can elect payment in a single sum, in which case the Contract will terminate; or the Owner or his Beneficiary may apply proceeds under one of the Settlement Options in the Contract.

Interest on death proceeds will be paid if required by state law.

Insurance Amount. The initial Insurance Amount depends on the amount of the initial premium payment and the age, sex and rate class of the Insured. It remains level unless the Owner makes additional premium payments or withdrawals. Additional payment may increase the Insurance Amount. Withdrawals reduce the Insurance Amount in the same proportion as the Account Value is reduced.

Minimum Death Benefit. The minimum specified amount is $100,000 unless the Term Insurance Rider is present. If the Term rider is present, the minimum specified amount may be reduced to $50,000. The minimum target death benefit is $100,000.

Insurance Amount Increases. If an Owner makes additional premium payments beyond the target premium, the Company may have to increase the Insurance Amount so that the Contract continues to qualify as life insurance under the Code. The Company reserves the right to require satisfactory evidence of insurability of any increase in the Insurance Amount. The policy owner may increase the Target Death Benefit subject to Company approval.

Payment of the death benefit is subject to the suicide and incontestability provisions of the Contract and any applicable law requirements. The Company will usually pay any death claim proceeds within 7 days after the last condition is met.

Loans

A loan may be obtained at any time while the policy has a positive account value and the policy loan does not exceed 90% of the account value. The minimum loan amount is $250 (except for policies offered or issued in Connecticut where the minimum loan amount is $200). A complete assignment of the policy to us will be needed.

If ever the debt exceeds the account value, the policy will end however the Company will give at least 61 days notice of insufficient value during which time the Owner can avoid termination of the Contract by paying the Company at least the minimum payment amount listed in the notice of insufficient value.

Loans will be processed upon receipt of written request from the owner at the Company's Operations Center. The check for the loan proceeds will be mailed from the Company's Operations Center, usually within 7 days after the request is received. The date of the loan will be the date on which the check for the loan proceeds is issued.

The entire amount of the loan will be allocated against the Guaranteed Interest Account (GIA) and each sub-account in the same proportion that the account value held in the GIA and each sub-account bears to the account value in the GIA and all sub-accounts.

Maximum Loanable Value. The maximum amount that can be borrowed is 90% of the Account Value less any debt on the date of the loan.

Loan Repayment. Any debt may be repaid in whole or in part while the Contract is in force at any time during the Insured's lifetime. If the Grace Period has expired and the Contract has terminated, any Debt that exists at the end of the Grace Period may not be repaid unless the Contract is reinstated.

Any debt repayment will be allocated to the GIA and/or the sub-accounts in accordance with the scheduled premium allocation then in effect.

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Any premium payments made to a policy with an outstanding debt will be applied as premium payments and will not be applied to repay the outstanding debt. If a debt payment is made in excess of the outstanding debt, the excess will be applied as a scheduled premium payment.

Loan Interest. Interest on the loan accrues daily at a Loan Interest Rate of 4% per annum, and is due on each Policy Anniversary. If loan interest is not paid when due, the amount of the over due loan interest will be added to the amount of the outstanding debt.

Loan Account: When a loan is taken, the Company transfers funds proportionately from the GIA and/or the sub-accounts in which the Owner is invested to the Loan Account. The Company also transfers any loan interest that becomes due that is not paid from the GIA and/or sub-accounts to the Loan Account. If not repaid, the loan will reduce the amount of Death Proceeds.

Settlement Options

The Surrender Value or Death Proceeds may be paid in a single sum or under one of six (6) Settlement Options. In addition to these Settlement Options, payment may be made by any other method to which the Company agrees. Payments under the Settlement Option may be made monthly, quarterly, semi-annually or annually. If the amount available to apply under any of the Settlement Options is less than the minimum amount of $1,000, the Company reserves the right to require that such amount paid in a lump sum.

Lump Sum Payments by the Company

The Company will normally pay any loan, withdrawal, part surrender or surrender proceeds within 7 days after receipt of written request for the payment at the Company's Operations Center. The Company will normally pay any death proceeds within 7 days after we receive due proof of death.

However, the Company may delay making payments, applying Settlement Options, or processing transfers if:

         The New York Stock Exchange is closed (except for weekends and holidays) or trading on the New York Stock Exchange is restricted as determine by the Securities and Exchange Commission (SEC) or

         The SEC, by order, permits postponement for the protection of policyholders or

         The SEC determines that a state of emergency exists, so that valuation of the assets of the Variable Account or disposal of securities is not reasonably practicable.

Transfers among sub-accounts, and allocations to and against sub-accounts may also be postponed under the above circumstances.

Misstatement of Age or Sex

If the Insured's age or sex has been misstated, the amount of any Death Benefit will be the sum of (a) and (b) where:
(a) is the account value on the date of death;
(b) is the Amount at Risk on the last Monthly Anniversary Day, multiplied by the ratio of the insurance rate on the last Monthly Anniversary Day based on the incorrect age or sex to the insurance rate that would have applied on that Day based on the correct age or sex.

Incontestability

The Company will not contest the payment of the Death Proceeds based upon the initial purchase payment after the Contract has been in force during the Insured's lifetime for two (2) years from the Issue Date. For any unscheduled increase in Specified Amount or Target Death Benefit or any reinstatement, the Company will not contest payment

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of the Death Proceeds based on such an increase after it has been in force during the Insured's lifetime for two (2) years form its effective date.

Suicide

In the case of the suicide of the Insured, sane or insane, within two (2) years from the Issue date, or within two (2) years of the date of any reinstatement, the amount payable by the Company will be limited to the amount of the premiums paid less: (a) any debt; and (b) any partial surrenders and their fees. But in the case of the suicide of the Insured, sane or insane, within two (2) years of the date any unscheduled increase in Specified Amount or Target Death Benefit took effect the amount payable by the Company with respect to that increase will be limited to its cost.

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